Exhibit 99.3

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, included elsewhere in this report. Refer to the Form 20-F filed with the SEC on April 14, 2023 for information related to the year ended December 31, 2022. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

	March 31, 2023	December 31, 2022
Statement of financial position
Cash and cash equivalents	884,271	973,877
Total assets	3,983,470	3,942,451
Total equity	140,990	133,643
Total liabilities	(4,124,460)	(4,076,094)

	For the three months ended March 31,		For the year ended December 31,
	2023	2022	2022
Statement of loss
Revenue	546,018	452,227	2,461,896
Cost of sales	(527,596)	(459,492)	(2,342,453)

Gross profit/(loss)	18,422	(7,265)	119,443

Operating expenses	(217,822)	(250,648)	(1,405,723)

Operating loss	(199,400)	(257,913)	(1,286,280)

Finance income and expense, net	192,817	(12,179)	837,275
Income tax expense	(2,394)	(4,398)	(16,784)

Net loss	(8,977)	(274,490)	(465,789)

Statement of cash flows
Cash (used for)/provided by operating activities	(283,387)	40,452	(1,083,423)
Cash used for investing activities	(131,035)	(296,868)	(715,973)
Cash provided by financing activities	322,584	95,886	2,083,029

Key metrics
Class A shares outstanding at period end	467,708,923	197,026,729	467,677,673
Class B shares outstanding at period end	1,642,233,575	35,377,866	1,642,233,575
Share price at period end[1]	3.79	N/A	5.31
Net loss per share (basic and diluted)	< (0.01)	(0.14)	(0.23)
Equity ratio[2]	(3.54)%	4.88%	(3.39)%
Global volumes[3]	12,076	9,576	51,491
Volume of external vehicles without repurchase obligations	11,423	8,507	48,531
Volume of external vehicles with repurchase obligations	355	440	1,296
Volume of internal vehicles	298	629	1,664
Markets[4]	27	21	27
Locations[5]	143	120	158
Service points[6]	1,117	842	1,116

1 - Represents PSNY share price at period end while publicly traded. The share price at March 31, 2022 is not disclosed as Polestar was not publicly traded.

2 - Calculated as total equity divided by total assets.

3 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

4 - Represents the markets in which Polestar operates.

5 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.

6 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion. The number of service points at March 31, 2022 is an estimate as information was not recorded internally.

Key factors affecting performance

Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in Form 20-F filed with the SEC on April 14, 2023. The following paragraphs explain the key factors that had a notable impact on Polestar during the three months ended March 31, 2023.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing, supply, and financing agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ and Geely’s established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow it to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions such as information technology, legal, accounting, finance, and human resources.

Utilizing Volvo Cars’ Luqiao facility in China has allowed Polestar to ramp production of its Polestar 2 with over 100,000 units produced by December 31, 2022, while simultaneously producing limited edition variants utilizing Polestar’s Chengdu facility. Going forward, Polestar 3 is planned to be produced both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. The Polestar 4 and Polestar 5 are expected to be manufactured at Geely’s Hangzhou Bay and Chongquing (currently under construction) facilities in China, respectively. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar flexibility to adjust and optimize its manufacturing plans in response factors such as particular market demand, relative production cost, changing shipping and logistic expenses and the availability of market-specific tax credit schemes.

During the three months ended March 31, 2023, Polestar did not enter into any new agreements with Volvo Cars or Geely. However, Polestar began to leverage the 18-month $800,000 credit facility with Volvo Cars that was entered into on November 3, 2022 during the period. Polestar drew down $150,000 on February 23, 2023 and March 29. 2023; leaving $500,000 of principal available to draw upon under the facility as of March 31, 2023. Refer to Note 11 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Premium electric vehicle portfolio

Polestar is developing a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The planned portfolio currently consists of the following models:

•	Polestar 2 - a performance fastback;

•	Polestar 3 - a performance sport utility vehicle;

•	Polestar 4 - a performance sport utility coupe;

•	Polestar 5 - a high performance 4-door grand tourer; and

•	Polestar 6 - a high performance roadster.

The Polestar 2 has received numerous accolades and positive reviews since its launch in 2019. The limited edition higher specification Polestar 2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the Polestar 2.

Innovative automotive technologies and design

Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar Precept and P10 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. During the three months ended March 31, 2023, Polestar invested $96,394 in new intellectual property. Refer to Note 6 - Intangible assets and goodwill in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Direct-to-consumer business model

Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.

Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.

Fleet sales

In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain upfront discounts and annual rebates based on the number of vehicles ordered during the year.

Importer markets

Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, Israel, UAE (United Arab Emirates), among others). Polestar’s relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.

Earn-out rights and Class C Shares from the reverse recapitalization

On June 23, 2022, Polestar consummated a capital reorganization via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022 under the ticker symbol PSNY. As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn-out shares to its existing owners. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of December 31, 2022 and March 31, 2023, the Class C Shares were valued at $28,000 and $20,750, respectively, resulting in an unrealized gain from the fair-value change of $7,250 during the three months ended March 31, 2023. As of December 31, 2022 and March 31, 2023, the earn-out rights were valued at $598,570 and $392,375, respectively, resulting in an unrealized gain from the fair value change of $206,195 during the three months ended March 31, 2023. The fair values of these derivative financial instruments are volatile and influenced by changes Polestar’s share price, resulting in impacts to Polestar’s net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 1 - Significant accounting policies and judgements and Note 8 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Further, while Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Refer to Item 3.D “Risk Factors” in Form 20-F filed with the SEC on April 14, 2023 for information on risks posed by COVID-19 and the Russo-Ukrainian War.

Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel has contributed to increased cost of goods sold and is expected to lead to higher costs of goods sold in the future. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo- Ukrainian War, and inflation.

A. Results of operations

Polestar conducts business under one operating segment with commercial operations in North America, Europe, Asia, and various importer markets. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 1 - Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included the Form 20-F filed with the SEC on April 14, 2023 for more information related to segment reporting.

Comparison of the three months ended March 31, 2023, and 2022

The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for three months ended March 31, 2023, and 2022:

	For the three months ended March 31,		Variance
	2023	2022	$	%
Revenue	546,018	452,227	93,791	21
Cost of sales	(527,596)	(459,492)	(68,104)	15

Gross profit/(loss)	18,422	(7,265)	25,687	(354)

Selling, general and administrative expense	(189,005)	(212,554)	23,549	(11)
Research and development expense	(35,701)	(32,085)	(3,616)	11
Other operating income and expense	6,884	(6,009)	12,893	(215)

Operating loss	(199,400)	(257,913)	58,513	(23)

Finance income	8,530	5,753	2,777	48
Finance expense	(29,158)	(17,932)	(11,226)	63
Fair value change - Earn-out rights	206,195	—	206,195	N/A
Fair value change - Class C Shares	7,250	—	7,250	N/A

Loss before income taxes	(6,583)	(270,092)	263,590	(98)

Income tax expense	(2,394)	(4,398)	2,004	(46)

Net loss	(8,977)	(274,490)	265,513	(97)

Revenues

Polestar’s revenue increased by $93,791 or 21%, from $452,227 for the three months ended March 31, 2022 to $546,018 for the three months ended March 31, 2023. Revenue from related parties decreased by $21,201, or 48%, from $44,009 for the three months ended March 31, 2023 to $22,808 for the three months ended March 31, 2023.

The following table summarizes the components of revenue and related changes between interim periods:

	For the three months ended March 31,		Variance
	2023	2022	$	%
Revenues
Sales of vehicles	529,732	438,419	91,313	21
Sales of software and performance engineered kits	6,754	4,529	2,225	49
Sales of carbon credits	—	1,168	(1,168)	N/A
Vehicle leasing revenue	4,206	4,874	(668)	(14)
Other revenue	5,326	3,237	2,089	65

Total	546,018	452,227	93,791	21

Sales of vehicles increased by $91,313, or 21%, from $438,419 for the three months ended March 31, 2022 to $529,732 for the three months ended March 31, 2023. The increase was driven primarily by price increases established in second half of 2022 and greater volumes of Polestar 2 sales across certain geographic markets such as the United Kingdom, United States, Italy, Australia, and Canada. These positive impacts on revenue were partially offset by negative impacts from foreign currency translation effects, sales channel mix, and powertrain mix. Revenue per vehicle decreased slightly as fleet sales and sales of long-range single motor powertrains of the Polestar 2 represented a greater proportion of revenue during the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

Sales of software and performance engineered kits increased by $2,225, or 49%, from $4,529 for the three months ended March 31, 2022 to $6,754 for the three months ended March 31, 2023. The increase is primarily the result of performance software upgrades for the Polestar 2 which were introduced to customers in the United States and Canada in December 2022.

Sales of carbon credits decreased by $1,168, from $1,168 for the three months ended March 31, 2022 to $0 for three months ended March 31, 2023. Polestar did not sell carbon credits during the three months ended March 31, 2023.

Vehicle leasing revenue decreased by $668, or 14%, from $4,874 for the three months ended March 31, 2022 to $4,206 for the three months ended March 31, 2023. This activity is primarily due to a decrease in revenue from repurchased vehicles leased to related parties for the three months ended March 31, 2022.

Other revenue increased by $2,089, or 65%, from $3,237 for the three months ended March 31, 2022 to $5,326 for the three months ended March 31, 2023. The increase is driven primarily by sales-based royalties received from Volvo Cars on sales of parts and accessories for the Polestar 2. In general, higher sales-based royalties on parts and accessories is correlated to higher sales volumes of the Polestar 2.

Cost of sales and gross profit/(loss)

Cost of sales increased by $68,104, or 15%, from $459,492 for the three months ended March 31, 2022 to $527,596 for the three months ended March 31, 2023. This increase was driven primarily by expanded production and commercialization of Polestar 2 vehicles leading to higher contract manufacturing, warranty, freight costs, offset by positive impacts from powertrain mix and foreign currency translation effects.

Gross profit/(loss) changed by $25,687, or 354%, from a gross loss of $7,265 for the three months ended March 31, 2022 to a gross profit of $18,422 for the three months ended March 31, 2023. Gross profit for the three months ended March 31, 2023 was positively impacted by $41,857 from price increases established in second half of 2022 and $10,637 from foreign currency transaction effects on contract manufacturing costs. These positive impacts were offset primarily by higher contract manufacturing, warranty, and freight costs of $30,617 during the three months ended March 31, 2023. The EUR and USD strengthened against the SEK and CNY during the three months ended March 31, 2023 as compared to three months ended March 31, 2022, resulting in an overall positive impact on gross profit/(loss) from foreign currency effects.

Selling, general, and administrative expense

Selling, general, and administrative expense decreased by $23,549, or 11%, from $212,554 for the three months ended March 31, 2022 to $189,005 for the three months ended March 31, 2023. This activity is primarily due to a decrease in advertising, selling, and promotional activities of $37,185 and a reversal of impairment on internal vehicles of $11,154 during the three months ended March 31, 2023. The decrease of advertising, selling, and promotional activities was offset by an increase in administrative expenses of $24,761 related to higher wages and salaries associated with scaling headcount across global operations to meet demands of the growing business.

Research and development expense

Research and development expense increased by $3,616, or 11%, from $32,085 for the three months ended March 31, 2022 to $35,701 for the three months ended March 31, 2023. This activity is primarily the result of increased R&D personnel costs due to continuing product development for future vehicles and technologies.

Other operating income (expenses), net

Other operating income (expense), net increased by $12,893, or 215%, from an expense of $6,009 for the three months ended March 31, 2022 to an income of $6,884 for the three months ended March 31, 2023. This increase is primarily driven by lower negative foreign exchange effects on working capital, comprised of realized and unrealized gains on foreign currency transactions.

Finance income

Finance income increased by $2,777, or 48%, from $5,753 for the three months ended March 31, 2022 to $8,530 for the three months ended March 31, 2023. This increase was the result of higher interest income on bank accounts of $5,113, offset by lower net foreign currency exchange gains of $2,147 during the three months ended March 31, 2023.

Finance expenses

Finance expense increased by $11,226, or 63%, from $17,932 for the three months ended March 31, 2022 to $29,158 for the three months ended March 31, 2023. This increase was primarily the result of higher interest expense associated with liabilities to credit institutions of $14,694, offset by lower interest expense on related party liabilities of $3,834.

Fair value change - Earn-out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022. As such, there is no comparison figure for the three months ended March 31, 2023. The gain on the fair value change of the earn out liability for three months ended March 31, 2023 was $206,195. These gains are primarily attributable to a decrease in Polestar’s share price from $5.31 on December 31, 2022 to $3.79 on March 31, 2023 and increased market volatility. Leveraging on a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from of 75% as of December 31, 2022 to 80% as of March 31, 2023.

Fair value change - Class C Shares

As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (Class C Shares in Polestar) for the three months ended March 31, 2023 was $7,250. These gains are primarily attributable to a decrease in the price of the Class C-1 Shares from $1.12 on December 31, 2022 to $0.83 on March 31, 2023 and a decrease in the estimated value of the Class C-2 Shares from $1.12 to $0.83 over the same period. Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price from $5.31 to $3.79, implied volatility of Class C-1 Shares from 89% to 123%, and risk-free rate from 4.01% to 3.65% over the same period.

B. Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale-leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, market expansion, and investments in Polestar’s future vehicles and automotive technologies.

Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally and capital expenditures for the Polestar 2, Polestar 3, Polestar 4, and Polestar 5 and does not expect to achieve positive cash flow from operations for several years. Managing the company’s liquidity profile and funding needs remains one of Management’s key priorities. Substantial doubt about Polestar’s ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

If Polestar’s cash resources are insufficient to finance its future cash requirements, Polestar will need to finance future cash needs through a combination of public or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Polestar is unable to raise additional funds through equity, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, to terminate research and development and commercialization efforts and may not be able to fund continuing operations.

Management’s intention is to continue to develop Polestar’s short-term working capital financing relationships with European and Chinese banking partners, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.

Comparison of the three months ended March 31, 2023 and 2022

As of March 31, 2023, Polestar had cash and cash equivalents of $884,271 as compared to $973,877 as of December 31, 2022. Cash and cash equivalents consist of cash in banks with an original term of three months or less. Polestar did not have any restricted cash as of March 31, 2023 and December 31, 2022. The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,		Variance
	2023	2022	$
Cash (used for)/provided by operating activities	(283,387)	40,452	(323,839)
Cash used for investing activities	(131,035)	(296,868)	165,833
Cash provided by financing activities	322,584	95,886	226,698

Cash (used for)/provided by operating activities

Cash used for operating activities increased by $323,839, from a cash inflow of $40,452 for the three months ended March 31, 2022 to a cash outflow of $283,387 for the three months ended March 31, 2023. The change is primarily attributable to negative changes in working capital during the three months ended March 31, 2023. Cash used for inventories increased by $158,223, from $11,529 for the three months ended March 31, 2022 to $169,752 for the three months ended March 31, 2023. This change is primarily due to the build-up in model year 2023 Polestar 2 inventory following a general ramp up in business and a readiness to deliver on orders throughout 2023.

Cash provided by changes in trade receivables, prepaid expenses, and other assets increased by $89,435 from $43,684 for the three months ended March 31, 2022 to $133,119 for the three months ended March 31, 2023. This change is primarily due a $101,029 decrease in accounts receivable reflecting higher collections of receivables in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

Cash used for trade payables, accrued expenses, and other liabilities increased by $314,010 from an inflow of $206,687 for the three months ended March 31, 2022 to an outflow of $107,323 for the three months ended March 31, 2023. This change is primarily due to payments of $89,905 on trade payables and other current liabilities to Volvo Cars and Geely and $14,727 for warranty costs and other provisions during three months ended March 31, 2023. During the three months ended March 31, 2022, Polestar made less repayments to Volvo Cars and Geely while continuing to invest in intellectual property and purchase vehicles on trade payables.

Cash used for investing activities

Cash used for investing activities decreased by $165,833 from $296,868 for the three months ended March 31, 2022 to $131,035 for the three months ended March 31, 2023. The change is primarily related to a decrease in cash used for intangible assets of $179,851 from $292,881 for the three months ended March 31, 2022 to $113,030 for the three months ended March 31, 2023 due to Polestar settling larger amounts of trade payables with Volvo Cars and Geely for intellectual property related to the Polestar 2, Polestar 3 and Polestar 4. Polestar also made $18,327 more in cash payments for property, plant, and equipment during the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

Cash provided by financing activities

Cash provided by financing activities increased by $226,698, from $95,886 for the three months ended March 31, 2022 to $322,584 for the three months ended March 31, 2023. The change was primarily the result of increased liquidity provided by draw-downs on Polestar’s Term Facility Agreement with Volvo Cars and short-term working capital facilities with Chinese and European banking partners during the three months ended March 31, 2023. Polestar’s borrowings provided $637,177 in gross cash proceeds during the period, of which $300,000 was sourced from draw downs on Polestar’s Term Facility Agreement with Volvo Cars, $137,481 was sourced from short-term working capital facilities with Chinese banking partners, $157,196 was sourced from a green trade revolving credit facility with a syndicate of European banks, and $42,500 was sourced from multiple low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $310,667 during the period, of which $283,159 was used to settle amounts due on the green trade revolving credit facility, and $27,508 was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the small credit facility with Volvo Cars.

Contractual obligations and commitments

Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property. The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of March 31, 2023:

	Payments due by period Less than
Contractual obligations and commitments	Total	1 year	After 1 year	After 5 year
Capital commitments	433,219	356,598	76,621	—
Credit facilities, including sale-leasebacks	1,669,523	1,369,523	300,000	—
Lease obligations	115,114	27,252	73,486	14,376

Total	2,217,856	1,753,373	450,107	14,376

Critical accounting estimates

Polestar did not have any new accounting estimates applied during the three months ended March 31, 2023 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements. See Form 20-F filed with the SEC on April 14, 2023, for critical accounting estimates for the year ended, December 31, 2022.

C. Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted Operating Loss

Polestar defines adjusted operating loss as Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item. The listing expense relating to the merger with GGI was incurred on June 23, 2022 and does not impact the periods presented in this report.

Adjusted EBITDA

Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as Net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure represents net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s core business operations. The listing expense relating to the merger with GGI was incurred on June 23, 2022 and does not impact the periods presented in this report.

Free Cash Flow

Free cash flow is calculated as cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted Operating Loss

	For the three months ended March 31,
	2023	2022
Operating loss	(199,400)	(257,913)
Listing expense	—	—

Adjusted operating loss	(199,400)	(257,913)

Adjusted EBITDA

	For the three months ended March 31,
	2023	2022
Net loss	(8,977)	(274,490)
Listing expense	—	—
Fair value change - Earn-out rights	(206,195)	—
Fair value change - Class C Shares	(7,250)	—
Interest income	(5,453)	(340)
Interest expenses	29,155	17,932
Income tax expense	2,394	4,398
Depreciation and amortization	31,995	36,953

Adjusted EBITDA	(164,331)	(215,547)

Adjusted Net Loss

	For the three months ended March 31,
	2023	2022
Net loss	(8,977)	(274,490)
Listing expense	—	—
Fair value change - Earn-out rights	(206,195)	—
Fair value change - Class C Shares	(7,250)	—

Adjusted net loss	(222,422)	(274,490)

Free Cash Flow

	For the three months ended March 31,
	2023	2022
Net cash (used for)/provided by operating activities	(283,387)	40,452
Additions to property, plant and equipment	(19,715)	(1,388)
Additions to intangible assets	(113,030)	(292,881)

Free cash flow	(416,132)	(253,817)